CLEARWATER PAPER CORPORATION

601 W. Riverside Avenue, Suite 1100

Spokane, Washington 99201

January 5, 2010

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: Clearwater Paper Corporation—Registration Statement on Form S-3 (File No. 333-162721) Request for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Clearwater Paper Corporation, a Delaware corporation (the “Registrant”), hereby requests the immediate withdrawal of its Registration Statement on Form S-3 (File No. 333-162721), together with all exhibits thereto, filed with the Commission on October 29, 2009 (the “Registration Statement”), on the following grounds. The Registrant was spun-off from Potlatch Corporation in December 2009. When the Registrant filed the Registration Statement, it was relying on Potlatch Corporation’s reporting history for purposes of the Form S-3 eligibility requirements. In its November 18, 2009 comment letter relating to the Registration Statement, the Staff of the Commission noted the Commission’s position that if a spun-off entity relies on its parent’s reporting history for purposes of filing a Form S-3, it would need to comply with Item 308 of Regulation S-K in the first annual report that it files, to the extent its parent is required to do so. In light of the foregoing and as discussed with members of the Staff of the Commission, the Registrant is requesting the immediate withdrawal of the Registration Statement. Following the filing of this request for withdrawal, the Registrant intends to file a new registration statement on Form S-3. At the time of such filing, the Registrant will satisfy the Form S-3 eligibility requirements without having to rely on Potlatch Corporation’s reporting history. No amendments have been filed to the Registration Statement. No securities have been offered or sold pursuant to the Registration Statement for which withdrawal is being requested.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Securities and Exchange Commission in connection with the filing of the Registration Statement be credited for future use.

Sincerely,

/s/ Gordon L. Jones
Gordon L. Jones
Chief Executive Officer